Exhibit 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Year Ended
	December 31
	2006	2005	2004
Net earnings applicable to common shareholders — basic	$1,351,673	$1,204,401	$1,587,620

Add: Dividend to preferred shareholders	—	140,890	86,400

Less: Change in fair value of warrants	(841,215)	—	—

Net earnings — diluted	$510,458	$1,345,291	$1,674,020

Weighted average common shares outstanding — basic	18,023,298	12,780,724	12,503,345

Common share equivalents relating to:

Preferred Stock	—	2,551,831	2,052,790

Stock Options	749,377	651,845	559,121

Warrants	—	945,236	1,035,761

Weighted average common shares outstanding — diluted	18,772,675	16,929,636	16,151,017

Net Earnings Per Share:
Basic	$0.07	$0.09	$0.13
Diluted	$0.03	$0.08	$0.10

Anti-dilutive options, warrants and preferred stock not included in the diluted earnings per share computations	3,357,791	517,163	400,100